

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2012

Via E-mail
Dale Schenk, PhD
President and Chief Executive Officer
Prothena Corporation plc
650 Gateway Boulevard
San Francisco, CA 94080

**Re: Prothena Corporation plc
Amendment No. 2 to Registration Statement on Form 10
Filed November 30, 2012
File No. 001-35676**

Dear Dr. Schenk:

We have reviewed amendment no. 2 to your registration statement on Form 10 and response letter filed on November 30, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Exhibit 99.1

Annual Audited Carve-out Combined Financial Statements
Report of Independent Registered Public Accounting Firm, page F-16

1. As a public company, your auditor is required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. The PCAOB, however, is currently unable to inspect the audit work and practices of your auditor (see http://pcaobus.org/International/Inspections/Pages/IssuerClientsWithoutAccessList.aspx). As a result of this obstacle, investors in U.S. markets who rely on your auditor's audit reports are deprived of the benefits of PCAOB inspections of auditors. Therefore, please state this fact

under a separate risk factor heading. Explain that this lack of inspection prevents the PCAOB from regularly evaluating your auditor's audits and its quality control procedures.

2. Your auditor's report indicates that their audit was conducted in accordance with the auditing standards of the PCAOB. As auditors of issuers must comply with all standards of the PCAOB and not just the auditing standards, please have your auditors revise their report to remove the word "auditing" in the context of the standards under which they conducted their audit. Otherwise, explain to us why your financial statements are not required to be reaudited by an auditor who complies with all the standards of the PCAOB.

You may contact Tabatha Akins at (202) 551-3658 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170, Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jennifer Riegel for

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Christopher T. Cox, Esq.
        Cadwalader, Wickersham & Taft LLP
        One World Financial Center
        New York, New York 10281